Exhibit 99.1

Steakholder Foods Announces ADS Ratio Adjustment

Rehovot, Israel, April 1, 2024 – Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in 3D-printed meat and fish technology and cultivated cell innovation, today announced its plan to adjust the ratio of the company's American Depositary Shares (ADSs) in relation to its ordinary shares. The adjustment will change the current ratio from one (1) ADS representing ten (10) ordinary shares to a new ratio of one (1) ADS representing one hundred (100) ordinary shares, effective on April 4, 2024. Steakholder Foods' ADSs will continue to be traded on the Nasdaq Capital Market under the ticker "STKH," with an updated CUSIP Number of 583435201.

This ratio adjustment will essentially serve as a one-for-ten reverse ADS split for ADS holders, requiring no action on their part. The Bank of New York Mellon, serving as the depositary bank for Steakholder Foods’ ADS program, will arrange for the exchange of every ten (10) existing ADSs held for one (1) new ADS on the effective date.

Arik Kaufman, CEO of Steakholder Foods, commented: "Our aim is to make Steakholder Foods’ shares more attractive to a broader range of potential institutional and retail investors with an eye toward lower volatility, better liquidity, and upholding Nasdaq’s continued listing requirements.”

There will be no issuance of new ADSs in connection with the adjustment. Any fractional shares resulting from the adjustment will be aggregated and the depositary bank will attempt to sell them and distribute the net proceeds to the respective ADS holders.

Following receipt of a notification from the Nasdaq Stock Market on October 31, 2023 regarding non-compliance with its minimum bid price requirements, Steakholder Foods anticipates that this adjustment will lead to a proportional increase in the price of its ADSs, potentially satisfying Nasdaq’s minimum bid price criteria. However, it is important to note that future price performance cannot be guaranteed.

About Steakholder Foods

Steakholder Foods is building the industry-standard machinery, software and printing materials to help accelerate the plant-based and cultivated food industries and bring them to industrial capacity. The company offers its proprietary 3D printers, printing ink formulated from constituent raw materials, operating software, and ongoing services to help manufacturers of all sizes reach the execution of their offerings.

Using its variety of manufacturing technologies and services, Steakholder Foods offers manufacturers the ability to produce plant-based food that closely mimics traditional meat's taste, texture, and appearance— as an alternative to industrialized farming and fishing.

Our expertise lies in creating plant-based meat and seafood products with complex textures, like beef steaks, white fish, shrimp, eel, and more. While our initial focus is on plant-based options, we’re developing cultivated cells for seamless integration with an eye on the future.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac

Rainier Communications mdauriac@rainierco.com	Steakholder Foods Investors@steakholderfoods.com